EXHIBIT 12.2
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TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)
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                                                                            Year
                                                     1994         1993        1992         1991         1990
Fixed charges:
  Interest expense (1)                            $     665   $      668   $     743   $      754   $      775
  Estimated interest portion of rents                    41           43          41           39           39

    Total fixed charges                           $     706   $      711   $     784   $      793   $      814


Income:
  Income before income taxes (2)                  $     754   $      616   $     527   $      495   $      459
  Elimination of minority interest in
    pretax income of Paul Revere                        (22)          (4)          0            0            0
  Fixed charges                                         706          711         784          793          814

    Adjusted income                               $   1,438   $    1,323   $   1,311   $    1,288   $    1,273


Ratio of income to fixed charges                       2.04         1.86        1.67         1.62         1.56


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(1) Includes interest unrelated to borrowings of $37 million in 1994, $37 million in 1993, $36 million in 1992,
    $27 million in 1991 and $26 million in 1990 (primarily interest accretion).

(2) Excludes the cumulative effect of changes in accounting principles in 1992.

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